CLASH TV HOLDINGS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Clash TV Holdings, Inc.
New York, New York

We have reviewed the accompanying financial statements of Clash TV Holdings, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 4, 2021

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 80,020	$ 50
TOTAL CURRENT ASSETS	80,020	50
OTHER ASSETS		
Note receivable	710,582	696,125
Intangible assets	437,222	158,642
	1,147,804	854,767
TOTAL ASSETS	$ 1,227,824	$ 854,817

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 107,341	$ 189,866
TOTAL CURRENT LIABILITIES	107,341	189,866
LONG-TERM LIABILITIES		
Note payable - related party	139,146	93,356
TOTAL LONG-TERM LIABILITIES	139,146	93,356
TOTAL LIABILITIES	246,487	283,222
SHAREHOLDERS' EQUITY		
Common stock, see note 6	600	600
Additional paid-in capital	1,492,145	794,693
Additional paid-in capital - stock based compensation	60,719	-
Accumulated deficit	(572,127)	(223,698)
TOTAL SHAREHOLDERS' EQUITY	981,337	571,595
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,227,824	$ 854,817

See independent accountant's review report and accompanying notes to financial statements.

CLASH TV HOLDINGS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 2,636	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	2,636	-
OPERATING EXPENSES		
Consulting expense	75,800	30,000
General and administrative	33,706	81,315
Licensing fees	140,080	-
Product design	24,890	-
Professional fees	1,092	106,249
Sales and marketing	14,778	-
Stock based compensation	60,719	-
TOTAL OPERATING EXPENSES	351,065	217,564
NET OPERATING INCOME	(348,429)	(217,564)
TOTAL OTHER INCOME	-	-
NET LOSS	$ (348,429)	$ (217,564)

See independent accountant's review report and accompanying notes to financial statements.

CLASH TV HOLDINGS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

| | Common Stock | | Additional | APIC - Stock | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Based Compensation	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	6,000,000	$ 600	$ 345,851	$ -	$ (6,134)	$ 340,317
Issuance of common stock	-	-	448,842	-		$ 448,842
Net loss				-	(217,564)	$ (217,564)
ENDING BALANCE, DECEMBER 31, 2019	6,000,000	$ 600	$ 794,693	$ -	$ (223,698)	$ 571,595
Issuance of common stock	-	-	697,452	-	-	$ 697,452
Stock based compensation	-	-	-	60,719	-	$ 60,719
Net loss	-	-	-	-	(348,429)	$ (348,429)
ENDING BALANCE, DECEMBER 31, 2020	6,000,000	$ 600	$ 1,492,145	$ 60,719	$ (572,127)	$ 981,337

See independent accountant's review report and accompanying notes to financial statements.

CLASH TV HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (348,429)	$ (217,564)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable	(82,525)	189,866
CASH USED FOR OPERATING ACTIVITIES	(430,954)	(27,698)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(278,580)	(158,642)
CASH USED FOR INVESTING ACTIVITIES	(278,580)	(158,642)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party	45,790	87,222
Issuance of note receivable	(14,457)	(349,674)
Issuance of common stock	697,452	448,842
Issuance of stock based compensation	60,719	-
CASH PROVIDED BY FINANCING ACTIVITIES	789,504	186,390
NET INCREASE IN CASH	79,970	50
CASH AT BEGINNING OF YEAR	50	-
CASH AT END OF YEAR	$ 80,020	$ 50
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Clash TV Holdings, Inc. (the "Company") was incorporated in the State of Delaware on October 8, 2018. The Company developed a mobile application that gives individuals the ability to livestream mixed martial arts, e-sports, fantasy sports, and may more programs. Additionally, during a livestream an individual has the ability to chat, clap, and vote with other participants at the event.

Going Concern
Since Inception, the Company has relied on funds from common stock issued and loans from related parties to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to market and generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $2,636 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Note Receivable

The Company has a note receivable from with D-Media Limited Liability Company for $710,582 and $696,125, respectively, as of December 31, 2020 and 2019, which bears 6% interest and is due on June 16, 2024, but can be repaid back prior to the maturity date. The note has been classified as long-term, as management does not believe it will be repaid within the next year.

4.   Note Payable – Related Party

Since inception, a related party have provided loans to the Company valued at $139,146 and $93,356 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5.   Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 6,000,000 and 6,00,000 shares, respectively, have been issued and are outstanding.

Equity Incentive
The Company's 2018 Equity Incentive Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest over five years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 825,000 and 1,275,000 shares, respectively, have been issued under the plan. As of December 31, 2020, and 2019, 336,719 and nil shares, respectively, have vested under the plan. The Company has recorded $60,719 and nil as stock based compensation expense for the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, no options have been exercised.

6.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on October 8, 2018 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through March 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.